February 28, 2006

I, the undersigned, confirm to the Commission that I have authorized and designated Thomas P. Alber as my true and lawful attorney-in-fact, indefinitely and with full power of substitution, to execute and file for and on behalf of the undersigned all Forms, Schedules and other documents to be filed with the Commission by the undersigned, including without limitation under the Securities Exchange Act of 1934 and the rules promulgated there under, and to do and perform any and all acts and take any other actions for and on behalf of the undersigned which may be necessary or desirable in the exercise of the rights and powers granted to such attorney-in-fact. The undersigned hereby ratifies and confirms all that such attorney-in-fact shall lawfully do or cause to be done in the exercise of the rights and powers granted to such attorney-in-fact.


Sincerely,
/s/ Roger Kafker
Roger Kafker